BB 3/3

03001964

UNITED STATES
[redacted]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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UAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 155

SEC FILE NUMBER
8- 44011

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northeast Capital Management, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 West Northampton Street
(No. and Street)

Wilkes Barre	PA	18701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric C. Marquart 570.822.5101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scott W. Ashton CPA
(Name – *if individual, state last, first, middle name*)

3622 Lyckan Parkway	Durham	NC	27707
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric C. Marquart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northeast Capital Management, Incorporated, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

NOTARIAL SEAL
MICHAEL J. GARNETT NOTARY PUBLIC
KINGSTON BORO, LUZERNE COUNTY
MY COMMISSION EXPIRES APRIL 12, 2004

Signature

President
Title

2/27/03
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scott W. Ashton
certified public accountant

3622 Lyckan Parkway
Suite 1006
Durham, NC 27707
919-490-1879 • Fax 919-490-3172

Northeast Capital Management Incorporated

Scott W. Ashton
certified public accountant

3622 Lyckan Parkway
Suite 1006
Durham, NC 27707
919-490-1879 • Fax 919-490-3172

NORTHEAST CAPITAL MANAGEMENT INCORPORATED

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2002 AND 2001
&
INDEPENDENT AUDITOR'S REPORT
&
ADDITIONAL INFORMATION
&
INTERNAL CONTROL REPORT

Scott W. Ashton
certified public accountant

Table Of Contents

Scott W. Ashton
certified public accountant

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Northeast Capital Management Incorporated:

I have audited the accompanying statement of financial condition of Northeast Capital Management Incorporated (the "Company") as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northeast Capital Management Incorporated as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott W. Ashton

Durham, North Carolina
February 7, 2003

NORTHEAST CAPITAL MANAGEMENT INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
ALLOWABLE ASSETS:		
Cash and cash equivalents	$ 131,282	$ 231,802
Marketable securities, at market value	145,760	219,520
Total allowable assets	277,042	451,322
NONALLOWABLE ASSETS:		
Commissions receivable	4,489	5,253
Other securities	3,300	3,300
Loans receivable	50,895	69,276
Leasehold improvements, net	32,385	42,525
Office furniture and equipment, net	25,065	34,964
Total nonallowable assets	116,134	155,318
TOTAL	$ 393,176	$ 606,640
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable	$ 3,015	$ -
Accrued payroll and payroll taxes	1,428	2,360
Total liabilities	4,443	2,360
STOCKHOLDER'S EQUITY	388,733	604,280
TOTAL	$ 393,176	$ 606,640

See Notes to Financial Statements

NORTHEAST CAPITAL MANAGEMENT INCORPORATED

STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES:		
Commissions	$ 350,583	$ 714,467
Interest	6,442	23,687
Net investment gains	38,797	30,131
Total revenues	395,822	768,285
EXPENSES:		
Salaries and wages	305,390	361,607
Clearing and execution costs	57,817	70,956
Other operating expenses	56,748	72,301
Monthly access fees, quotes	53,738	45,198
Rent	42,570	41,829
Insurance	30,725	41,061
Depreciation	23,094	27,490
Telephone	16,278	14,513
Office supplies and expenses	12,353	21,407
Licenses	4,076	3,325
Postage	3,761	8,267
Professional fees	2,804	9,777
Advertising	2,015	4,146
Total expenses	611,369	721,877
NET (LOSS) INCOME	$ (215,547)	$ 46,408

See Notes to Financial Statements

NORTHEAST CAPITAL MANAGEMENT INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
	SHARES (a)	AMOUNT			
BALANCES, DECEMBER 31, 2000	500	$35,000	$277,849	$ 295,023	$ 607,872
NET INCOME				46,408	46,408
DISTRIBUTIONS				(50,000)	(50,000)
BALANCES, DECEMBER 31, 2001	500	35,000	277,849	291,431	604,280
NET LOSS				(215,547)	(215,547)
BALANCES, DECEMBER 31, 2002	500	$35,000	$277,849	$ 75,884	$ 388,733

(a) Authorized 1,000 shares at no par value,
500 shares issued and outstanding.

See Notes to Financial Statements

NORTHEAST CAPITAL MANAGEMENT INCORPORATED

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (215,547)	$ 46,408
Adjustment to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Depreciation	23,094	27,490
Change in assets and liabilities:		
Commissions receivable	764	(32)
Marketable securities	73,760	(24,829)
Loans receivable	18,381	(2,612)
Accounts payable	3,015	(1,000)
Accrued payroll and payroll taxes	(932)	(4,272)
Total adjustments	118,082	(5,255)
Net cash (used in) provided by operating activities	(97,465)	41,153
CASH FLOWS FROM INVESTING ACTIVITIES,		
Purchase of office furniture and equipment	(3,055)	(7,351)
CASH FLOWS FROM FINANCING ACTIVITIES,		
Distributions to stockholder	-	(50,000)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(100,520)	(16,198)
CASH AND CASH EQUIVALENTS, BEGINNING	231,802	248,000
CASH AND CASH EQUIVALENTS, ENDING	$ 131,282	$ 231,802

See Notes to Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Northeast Capital Management Incorporated (the "Company"), a Pennsylvania corporation, was incorporated on September 20, 1990. The Company operates as a "fully-disclosed introducing general securities" broker/dealer. The Company does business in private placements, mutual funds, governments, equities, municipals, options, and annuity contracts.

The Company is registered as a broker/dealer with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and several states.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

Cash equivalents include funds held in highly liquid money market accounts.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

MARKETABLE SECURITIES

Marketable equity securities are valued at market value. The resulting difference between cost and market is included in net investment gains.

OFFICE FURNITURE AND EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Office furniture and equipment and leasehold improvements are recorded at cost. Depreciation is computed using the straight-line method over periods ranging from 5 to 31 years.

INCOME TAXES

The Company and its stockholder elected for the Company to be taxed as an S corporation for federal and state income tax purposes. Accordingly, no provision has been made for federal and state income taxes as such liability is a personal liability of the Company's stockholder.

2. COMMISSIONS RECEIVABLE

The Company utilizes the services of a clearing broker to execute securities transactions for customers. The Company is paid commissions by the clearing broker for all transactions executed on behalf of the Company's customers. In addition, the Company receives commissions from insurance companies for the sale of annuity contracts. The Company has commissions receivable at December 31, 2002 and 2001 of $4,489 and $5,253, respectively.

3. LEASEHOLD IMPROVEMENTS AND OFFICE FURNITURE AND EQUIPMENT

Leasehold improvements and office furniture and equipment are as follows at December 31, 2002 and 2001:

	Leasehold Improvements		Office Furniture and Equipment	
	2002	2001	2002	2001
Cost	$116,882	$116,882	$167,172	$164,117
Less accumulated depreciation	84,497	74,357	142,107	129,153
Net	$ 32,385	$ 42,525	$ 25,065	$ 34,964

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company had net capital of $230,546, which was $130,546 in excess of its required net capital of $100,000. The Company's net capital ratio was .02 to 1 at December 31, 2002.

5. EXEMPTIVE PROVISION OF RULE 15C3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under Section (k)(2)(ii), which states that the provisions of this rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

6. COMMITMENTS

The Company leases office space (Note 7) and a vehicle under operating leases. Rent expense was $42,570 in 2002 and $41,829 in 2001. The vehicle lease requires a monthly payment of $699 through June 2003.

The Company has a standby letter of credit in favor of its clearing broker in the amount of $100,000. This arrangement was not used in 2002 or 2001.

7. RELATED PARTY TRANSACTIONS

The Company leases its office space from its stockholder under the terms of a year to year operating lease. The lease requires annual rent of $30,000. Included in rent expense is $30,000 for 2002 and 2001, for this lease.

Included in loans receivable is $48,895 due from the Company's stockholder. There are no repayment terms and interest is not charged.

8. NET CAPITAL

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is not in agreement with the FOCUS report filed for the year ended December 31, 2002 because of differences that are not material.

9. CONCENTRATION OF CREDIT RISK

The Company maintains substantially all of its cash and cash equivalent accounts with one investment company. Cash balances are insured to $100,000 by the Securities Investor Protection Corporation ("SIPC"). Cash equivalent balances have unlimited protection, in excess of SIPC coverage, through private insurance provided by the clearing agent.

NORTHEAST CAPITAL MANAGEMENT INCORPORATED

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$388,733
DEDUCT EQUITY NOT ALLOWABLE FOR NET CAPITAL	-
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	388,733
DEDUCTIONS AND/OR CHARGES, Nonallowable assets	(116,134)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	272,599
HAIRCUTS ON SECURITIES:	
Marketable securities	24,278
Undue concentrations	17,775
Total	42,053
NET CAPITAL	$230,546

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES,	
Accounts payable	$ 3,015
Accrued payroll and payroll taxes	1,428
Total	4,443
OTHER ITEMS	-
TOTAL AGGREGATE INDEBTEDNESS	$ 4,443

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

REGULATORY MINIMUM	$100,000
CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS	$ 296
REQUIRED CAPITAL	$100,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$130,546
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.02 to 1

See Notes to Financial Statements

Scott W. Ashton
certified public accountant

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder of
Northeast Capital Management Incorporated:

In planning and performing our audit of the financial statements and supplemental schedule of Northeast Capital Management Incorporated (the "Company"), for the year ended December 31, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Scott W Ashton

Durham, North Carolina
February 7, 2003